Alston&Bird llp
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-756-3300
Fax:202-756-3333
www.alston.com

David E. Brown, Jr.	E-mail: david.brown@alston.com

July 8, 2010

Via EDGAR Filing

Evan S. Jacobson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Refco Public Commodity Pool, L.P. Schedule 14D-9 Filed on July 6, 2010 File No. 005-85521

Dear Mr. Jacobson:

On behalf of our client, Refco Public Commodity Pool, L.P. (the “Fund”) and MAA, LLC, the Fund’s liquidating trustee (the “Liquidating Trustee”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 7, 2010 (the “Comment Letter”) relating to the filings referenced above.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below in bold the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

SEC Comment

Item 2.  Identity and Background of Filing Person, page 2

1.
On page 3, you state that “[w]ith respect to all information described . . . as contained in the Offer and the Schedule TO . . . neither the Liquidating Trustee nor the Fund take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.” Although you may include appropriate language about the limits on the reliability of the information, you may not disclaim all responsibility for its accuracy or completion. Please revise.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Refco Public Commodity Pool, L.P.
July 8, 2010

Fund Response

Item 2 in the amended Schedule 14D-9 has been revised accordingly.

SEC Comment

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 3.

2.
We note your statement that the Purchaser has agreed to bear any expenses associated with your filing, mailing and delivery of the Form of Liquidating Trustee’s Letter to Unit holders and any accompanying exhibits. If this agreement has been reduced in writing, it should be filing as an exhibit.  See Item 1016(e) of Regulation M-A.

Fund Response

The Purchaser and the Fund have not yet reduced this agreement to writing as of the date of filing the amended Schedule 14D-9 or this response letter, but intend to do so.  Although we do not believe such an agreement constitutes an agreement with respect to the Fund’s securities that would be required to be disclosed pursuant to Item 1016(e) or Item 1005(d) of Regulation M-A, we will amend the Schedule 14D-9 and file as an exhibit any written agreement reached between the parties.

SEC Comment

Item 4.  The Solicitation or Recommendation, page 3.

3.
This section includes the Liquidating Trustee’s recommendation regarding the Offer, and a discussion of the reasons for the Liquidating Trustee’s position.  Exchange Act Rule 14e-2 requires the subject company to provide this information.  The Liquidating Trustee may take a position with respect to the offer on behalf of the Fund, just as a general partner of a limited partnership would typically do.  Please revise or advise.

Fund Response

We note the Staff’s comment and have revised the Schedule 14D-9 to further clarify that the Liquidating Trustee has stated the Fund’s position with respect to the Offer on behalf of the Fund.

Refco Public Commodity Pool, L.P.
July 8, 2010

SEC Comment

Signature, page 10

4.	Please file evidence of the Liquidating Trustee’s authority to sign on behalf of the registrant. See Instruction to Signature for Schedule 14D-9.

Fund Response

The Fund has filed as an exhibit to the amended Schedule 14D-9 the court order appointing the Liquidating Trustee, which evidences the Liquidating Trustee’s authority to sign on behalf of the Fund and to prepare and file reports that may be required by regulatory agencies on behalf of the Fund.

Closing Comments

As requested in the Comment Letter, on behalf of the Fund, we hereby acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 756-3345.

Sincerely,

   /s/ David E. Brown, Jr.
   David E. Brown, Jr.

DEB:dab
cc: James M. Gallagher